UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                      CALIFORNIA COASTAL COMMUNITIES, INC.
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
                         (Title of Class of Securities)

                                     42550H
                                 (CUSIP Number)

    Asher B. Edelman                                 Todd J. Emmerman, Esq.
    717 Fifth Avenue                                 c/o Rosenman & Colin LLP
    New York, New York 10022                         575 Madison Avenue
    (212) 371-7711                                   New York, New York  10022
                                                     (212) 940-8873
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 10, 2002
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------
CUSIP NO. 42550H
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            263,603 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        263,603 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      263,603 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.62%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP NO. 42550H
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            196,016 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        196,016 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      196,016 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP NO. 42550H
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            196,016 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        196,016 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      196,016 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.95%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP NO. 42550H
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            263,603 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        263,603 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      263,603 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.62%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

------------------------
CUSIP NO. 42550H
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            459,619 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P. and shares owned by Edelman Value
    EACH                Fund, Ltd.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        459,619 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      459,619 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.57%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 8 is being filed by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"),
(iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), and (iv) Asher B. Edelman (such entities and individual are collectively referred to herein as the "Reporting Persons"), with respect to the Common Stock, par value $0.05 per share (the "Common Stock") of California Coastal Communities, Inc., a company incorporated and existing under the laws of the State of Delaware (the "Company") and amends the Schedule 13D (the "Schedule 13D") filed on July 9, 1999 by the Reporting Persons, as amended by Amendment Nos. 1 and 2 filed by the Reporting Persons on August 3, 1999 and October 14, 1999, respectively, by Amendment Nos. 3, 4 and 5 filed by the Reporting Persons (and certain other entities that were formerly members of a reporting group with the Reporting Persons for purposes of Schedule
13D) on December 9, 1999, February 3, 2000 and June 18, 2001, respectively and by Amendment Nos. 6 and 7 filed by the Reporting Persons on February 1, 2002 and July 1, 2002, respectively. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D and the Amendments thereto.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated as follows:

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 10,058,589 shares of Common Stock outstanding as of July 31, 2002, as reported in the Company's quarterly report on Form 10-Q for the period ended June 30, 2002.

            As of the close of business on September 10, 2002:

                  (i) Edelman Value Partners owns 263,603 shares of Common Stock which constitute approximately 2.62% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 263,603 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 2.62% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 196,016 shares of Common Stock which constitute approximately 1.95% of the shares of Common Stock outstanding;

                  (iv) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 196,016 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock constitute approximately 1.95% of the shares of Common Stock outstanding.

                  (viii) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 263,603 shares of Common Stock owned by Edelman Value Partners and the 196,016 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock, in the aggregate, constitute approximately 4.57% of the shares of Common Stock outstanding.

            (c) Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in shares of Common Stock that were effected by any of the Reporting Persons within the last sixty days. All of the transactions listed below were effected on the open market.

                                               Purchase    Number        Price
      Entity                          Date      Or Sale   Of Shares    per Share
      ------                          ----      -------   ---------    ---------

Edelman Value Fund                   7/9/02        S        3,000       $4.75000
Edelman Value Partners               7/11/02       S          200       $4.74000
Edelman Value Partners               7/11/02       B          200       $4.42000
Edelman Value Fund                   7/16/02       S        5,000       $4.70000
Edelman Value Fund                   7/18/02       B        2,000       $4.42450
Edelman Value Fund                   7/18/02       S        2,000       $4.50000
Edelman Value Fund                   7/22/02       B        1,000       $4.41000
Edelman Value Fund                   7/23/02       B          100       $4.60000
Edelman Value Partners               7/26/02       S       10,000       $4.59000
Edelman Value Fund                   7/26/02       B       10,000       $4.59000
Edelman Value Partners               7/30/02       S        6,000       $4.56500
Edelman Value Fund                   7/30/02       B        6,000       $4.56500
Edelman Value Partners               8/6/02        S        2,000       $4.13000
Edelman Value Fund                   8/8/02        S        4,000       $4.00000
Edelman Value Partners               8/12/02       S        9,000       $4.00000
Edelman Value Fund                   8/12/02       S        5,000       $4.00000
Edelman Value Partners               8/12/02       S        5,000       $4.00000
Edelman Value Partners               8/13/02       S        4,900       $4.00000
Edelman Value Partners               8/14/02       S       15,000       $3.89350
Edelman Value Partners               8/14/02       B          100       $4.00000
Edelman Value Partners               8/15/02       S       21,600       $3.88850
Edelman Value Partners               8/15/02       B          100       $3.89400
Edelman Value Fund                   8/16/02       S        3,000       $3.90000
Edelman Value Fund                   8/19/02       S          500       $3.97000
Edelman Value Fund                   8/21/02       S        2,000       $3.97000
Edelman Value Fund                   8/27/02       S        3,800       $4.00000
Edelman Value Fund                   9/4/02        S        2,300       $4.00010
Edelman Value Fund                   9/5/02        S        5,000       $4.00050
Edelman Value Fund                   9/10/02       S       11,000       $4.00730

            (e) Item 5(e) is hereby amended and restated as follows:

                  On August 15, 2002, the Reporting Persons ceased being the beneficial owners of more than five percent of the Common Stock.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby restated as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: September 11, 2002

                  /s/ Sebastiano Andina
                  --------------------------------------------------------------
                  Sebastiano Andina, as attorney-in-fact for each of Asher B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., Asher B. Edelman & Associates LLC and A.B. Edelman Management Company, Inc.